June 29, 2023
Via Email

Brian Burke
Counsel
Nationwide Life and Annuity Insurance Company
One Nationwide Plaza
Columbus, Ohio 43215

Re:    Registration Statement on Form N-6 of Nationwide VL Separate Account-G
(the
          Separate Account   ) of Nationwide Life and Annuity Insurance Company
(the
          Company   ) relating to Nationwide Variable Universal Life Protector
II (File Nos. 333-
       272262 and 811-21697) (the    Registration Statement   )
Dear Mr. Burke:
        The staff has reviewed the Registration Statement on Form N-6 filed on May 30, 2023 by
the Separate Account under the Securities Act of 1933, as amended (the    1933
Act   ), and the
Investment Company Act of 1940, as amended. All capitalized terms not otherwise defined herein have the respective meanings given to them in the Registration Statement. References to
   Items    or    Instructions    herein are to Items and Instructions in Form
N-6 and references to
   Rule    are to Rules under the 1933 Act.
GENERAL
1. Please confirm supplementally that all missing information, and all exhibits will be filed in pre-effective amendments to the Registration Statement. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally or on exhibits filed in the pre-effective amendments.

2. Please provide a form of initial summary prospectus for the Series H and Series E policies for our review.

3. Where a comment is made with regard to disclosure in one location of the Registration
       Statement, it is applicable to all similar disclosure appearing elsewhere in the
       Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

4. Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the policy issued by the
      Separate Account.

5. Please be aware that the compliance date for the requirement to use the Inline eXtensible
      Business Reporting Language (XBRL) format for the submission of certain required disclosures in the variable contract statutory prospectus was January 1, 2023. Filings made on or after January 1, 2023 are required to comply with these requirements.
      [General Instruction C.3.(h).]

PROSPECTUS

Important Information You Should Consider About the Policy

6. Please confirm supplementally that the key information table cross-references in the electronic version of the Prospectuses will link directly to the locations in the statutory
      Prospectuses where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies. [Instruction 1(b) to Item 2.]

7.    Where you discuss Risk of Loss     Risks Associated with Investment
Options, please
      disclose that investment in the Contract can vary depending on the performance of the investment options available under the Contract. [Instruction 3(c) to
Item 2.]

Fee Table

8.    Please move the Percent of Premium Charge associated with the Extended
No-Lapse
      Guarantee Rider Charges from the periodic charges portion of the fee table to the transaction fees portion of the fee table as this is not a periodic charge. [Instruction 2(c)
      to Item 4.]

9. Please disclose the Percent of Sub-Account Value Charge as an annualized charge.
      [Instruction 3(c) to Item 4.]

Principal Risks

10.   Please define the capitalized term    Illustrated Premium   . (page 16)

11. Please disclose how much advance notice Nationwide will provide to policy owners when increasing policy and/or Rider charges. (page 17)

Transfers Among and Between the Policy Investment Options

12.   Please include an example of what you mean when you state that    for
restrictions on
      transfer events within two consecutive calendar quarters, Nationwide does not start the monitoring anew on January 1. Instead, Nationwide refreshes the transfer event restriction period at the beginning of each calendar quarter considering only transfers that occur in the current calendar quarter and occurred in the immediately preceding calendar quarter. (page 25)




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 13. Please provide more detail about what you mean when you state that Nationwide will invoke the right to further limit or refuse transfers to the Long-Term Fixed Account
         when interest rates are low by historical standards   . (page 26)

Premium Payments

14.   Please reconcile the apparent discrepancy between the statement that the
policy    does not
      require a payment of a scheduled Premium amount to keep it In Force with the
      disclosure that    Premium payment reminder notices will be sent
according to the
      Premium payment schedule selected by the policy owner.    (page 30)

15.   The prospectus states that    Nationwide may require satisfactory
evidence of insurability
      before accepting any additional Premium payment that results in an increase in the
      policy's Net Amount At Risk.    Please explain supplementally how a
premium payment
      may increase the Net Amount at Risk. (page 30)

Conditional Reduction of the Cost of Insurance Rate

16. Please consider moving the section titled "Conditional Reduction of the Cost of Insurance
      Rate". It appears out of place and significantly precedes the discussion of Cost of
      Insurance Rates. (page 30)

Other Benefits Available Under the Policy

17.   Please consider clarifying in the table that the    elimination period
for the Long-Term
      Care Rider II is a 90-day waiting period. (page 34)

18.   Please revise the    Purpose    disclosure for the Extended No-Lapse
Guarantee Rider
      Advantage Program so that it is written in plain English. (page 37)

Policies without Surrender Charges

19.   Please explain the term    illustrated premium   . (Series H prospectus,
page 38)

Policy Riders and Rider Charges

20. Please clearly disclose which Riders can and cannot be elected together. (page 44)

Long-Term Care Rider II Benefit - Long-Term Care Referral Service

21. Please clarify if Nationwide receives any compensation for making referrals and disclose any other material conflicts of interest that may exist with respect to this service. (page
      49)




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 Accelerated Death Benefit for Terminal Illness Rider

22. Please clarify the rider description and example to explain how the accelerated death benefit impacts the specified amount/remaining death benefit and the
policy   s cash value.
       (page 49)

Accelerated Death Benefit for Chronic Illness Rider

23. Please revise the description of the purpose of the non-guaranteed Base Policy Specified
       Amount reduction factor so that it is written in plain English. Does a lower reduction factor increase or decrease the amount paid to the policy owner? (page 53 & top of page
       54) This comment also applies to the Critical Illness Rider disclosure on page 59.

Waiver of Monthly Deductions Rider

24.    Please clarify what you mean by a    risk not assumed   . (page 63)

25.    Please clarify what you mean when you state that    [t]o assist the
policy owner in keeping
       the policy on track, Nationwide applies the premium factor to the no-lapse guarantee value as of the Policy Monthaversary at the beginning of the policy month in which the
       Premium was received.    (page 65)

Exhibits

26. The Powers of Attorney incorporated by reference into the Registration Statement do not specifically reference this Registration Statement. Please execute and file new Powers of
       Attorney with the next pre-effective amendment authorizing the filing of this Registration
       Statement. See Rule 483(b).

27. Opinion of Counsel - Please remove the reference to the policies being Index-Linked from the legal opinion as the policy does not offer index-linked options.

Signatures

28. Please note the signature requirements of Section 6(a) of the 1933 Act, which requires
       that the registration statement also be signed by the Trust   s
principal accounting officer
       or comptroller. In this regard, any person who occupies more than one of the positions specified in Section 6(a) of the 1933 Act should indicate each capacity in which he or she signs the registration statement.


                                             * * * *
         Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment filed pursuant to Rule 472. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.




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         You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.
       We remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.
       You may contact me at (202) 551-6751 or whitea@sec.gov if you have any questions.


                                                    Sincerely,
                                                    /s/ Alison White
                                                    Senior Counsel




cc:    Michael Kosoff, Senior Special Counsel
       Christian Sandoe, Assistant Director




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